Chicago Atlantic Real Estate Finance, Inc. has Requested Confidential Treatment for the Redacted Portions of this Document Under Rule 83 of the SEC’s Rules of Practice and has Delivered a Complete Unredacted Copy of this Document to its Examiner at the Division of Corporation Finance Coding Loan # from DRS Commitment1 Funded1 Status TS Date Closing Date Loan #1 Closed Loan #2 Closed Loan #3 Closed Loan #43 Closed Loan #5 Closed Loan #6 In Diligence Loan #7 Closed Loan #8 In Diligence Loan #9 Closed Loan #10 Closed Loan #11 Closed Loan #12 Closed Loan #132 In Diligence Loan #14 Closed Loan #15 Closed Loan #164 Closed Loan #172 In Diligence Loan #18 In Diligence Loan #192 In Diligence Loan #20 Closed Loan #21 Closed Loan #22 Cancelled Loan #23 Closed Loan #24 Closed Loan #25 Closed Loan #26 Closed Loan #27 Closed Loan #28 In Diligence Loan #29 Closed Loan #30 Closed Loan #315 Closed Loan #32 Closed Loan #33 Closed Loan #34 Closed Loan #35 Closed Loan #362 In Diligence Loan #372 In Diligence Loan #383 Closed Number of Loans Closed 28 Number of Loans Closed or Cancelled 29 Percentage of Deals Closed 96.6% 1 Commitment and funding amounts relate to the total commitment by the sponsor or an affiliate and does not reflect the amount held by the REIT. 2 3 4 5